SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)

                                 TBC Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   872180104
                                 (CUSIP Number)


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.      47-0776925

2)      Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          XX
                       -----

3)    SEC Use Only.

4)    Citizensbip or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power            1,283,400

6)    Shared Voting Power          0

7)    Sole Dispositive Power       1,283,400

8)    Shared Dispositive Power     0

9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   1,283,400

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  (   )

11)  Percent of Class Represented by Amount in Row 9.      5.39%

12)   Type of Reporting Person.     Investment Advisor  (IA)

Check the following box if a fee is being paid with this statement   (  )


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SCHEDULE 13G                                                        Page -2

Item 1 (a). Name of Issuer:    TBC Corp.

Item 2 (a). Name of Person Filing:    KPM Investment Management Inc.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23d-2(b), check whether the person filing is a:

       (e)   [xx]  Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

Item 4. Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 1,283,400 shares of common stock representing 5.39% of the total outstanding (23807914). Filer has sole voting and dispositive power.

Item 5.     Ownership of Five Percent (5%) or Less of a Class. [  ]

Item 6.     Ownership of more than Five Percent(5%) on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were no acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  2-3-97                                /S/ Rodney D. Cerny


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
                         KPM INVESTMENT MANAGEMENT, INC.
                            SECURITY CROSS REFERENCE
                                DECEMBER 31, 1996

Security:      tbcc (TBC Corporation)
PRICE:  7.500

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
16715360   Omaha Construction Industry P/P      128,700      1,322,857.25       965,250.00       -357,607.25
17285      KPTC FBO: Quality Living Inc. Lied     1,200          8,070.00         9,000.00            930.00
           Endowment
2085       KP Trust FBO: Ecklund, Glenn Trust     1,500         12,150.00        11,250.00           -900.00
30030717   Abbott, R. Cody - IRA                  1,100          9,091.89         8,250.00           -841.89
30213585   Antolak, Stanley IRA                   2,200         19,771.57        16,500.00         -3,271.57
30416229   Bailey, Pamela G. IRA                  1,400         12,895.34        10,500.00         -2,395.34
30918947   Brushwyler, Robert W. - IRA              650          5,634.65         4,875.00           -759.65
31321602   Clark, John V. Jr. - IRA               1,100          9,566.35         8,250.00         -1,316.35
33633526   Frank, Albert R. - IRA                 2,600         26,286.20        19,500.00         -6,786.20
33936095   Griffis, Gaxy L. - IRA                 1,000          8,753.25         7,500.00         -1,253.25
34440414   Hughes, Virginia - IRA                   900          9,225.00         6,750.00         -2,475.00
35698327   Mapes, Jane SEP IRA                    2,000         13,684.37        15,000.00          1,315.63
35753559   Mahoney, Robert W. - IRA                 200          2,110.60         1,500.00            ~10.60
36357879   Naughton, Elizabeth - IRA                750          6,509.60         5,625.00           -884.60
37670939   Ruge, Daniel MD - IRA                    900          7,433.47         6,750.00           -683.47
38374551   Sorensen, Diann S. SEP/IRA               700          6,932.56         5,250.00         -1,682.56
38374565   Sorensen, Mark B. MD SEP\IRA           1,300          9,768.73         9,750.00            -18.73
40000084   Midwest Laboratories, Inc., P/S        4,100         36,508.03        30,750.00         -5,758.03
40000098   Midwest Laboratories, Inc. P/P         3,800         33,436.45        28,500.00         -4,936.45
40187005   Andersen Berkshire Lauritsen & Brower  1,100          8,355.19         8,250.00           -105.19
           P/S
40481380   Barlow, Johnson, Flodman, Sutter,      1,250         11,808.28         9,375.00         -2,433.28
           Guenzel & Eske P/S
40616954   Behlen Mfg. Co. 4OlK Thrift Plan &     1,300        101,506.62        84,750.00        -16,756.62
           Trust
40617270   Berens & Tate PC 401K                  1,400         12,699.57        10,500.00         -2,199.57
41315281   City of Holdrege P/P                     375          3,728.05         2,812.50           -915.55
41321475   City of Gering Police Officers P/P       800          7,006.95         6,000.00         -1,006.95
           (Aggressive Growth)
41321526   Clark Bros Transfer Inc. ESOP            800          7,216.91         6,000.00         -1,216.91
41321630   Cliffs Notes Inc. MP P/P               1,000          8,616.76         7,500.00         -1,116.76
41422262   Columbus Medical P/P Equity Account    2,200         19,690.79        16,500.00         -3,190.79
41714114   Fitzgerald, Schorr, Barmettler &       1,500         13,308.47        11,250.00         -2,058.47
           Brennan P/S
43174689   Erickson & Sederstrom P/S                550          4,900.15         4,125.00           -775.15
43174726   Erickson & Sederstrom 401K - Equity      750          6,670.51         5,625.00         -1,045.51
44022765   Hawkins Construction Special Account   2,000         19,495.97        15,000.00         -4,495.97
           P/S
44206123   Holdrege Medical P/P                   1,475         11,823.60        11,062.50           -761.10
44423862   Indiana Seed Co P/S                      300          2,681.25         2,250.00           -431.25
44440003   Vishay Intertech Master Trust - KPM - 19,800        160,673.30       148,500.00        -12,173.30
           Hourly P/P of Sprague Elec.
44490781   Jaeger, Thomas, MD Profit Sharing Plan   600          5,945.33         4,500.00         -1,445.33

                         KPM INVESTMENT MANAGEMENT, INC.
                            SECURITY CROSS REFERENCE
                                DECEMBER 31, 1996

Security:      tbcc (TBC Corporation)
PRICE:  7.500

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
44541281   IBEW Local No. 22-NECA Pension Plan   10,000         88,607.50        75,000.00        -13,607.50
44543954   Painters Local #109 Pension Fund       4,500         41,554.54        33,750.00         -7,804.54
45004086   Sioux City Foundry P/P                 1,600         14,575.21        12,000.00         -2,575.21
45971340   Medical Lab Inc. P/P FBO: Dr. Skoog    3,200         27,471.42        24,000.00         -3,471.42
45990904   Fremont Area Medical Center Equity    16,100        148,078.12       120,750.00        -27,328.12
46434071   Nebraska County Employees Quality     28,300        234,108.30       212,250.00        -21,858.30
           Growth Account
46434523   Nebraska Public Employees Quality    100,800        833,700.70       756,000.00        -77,700.70
           Growth Account
46601512   North Platte Firefighters Pension Plan 1,650         14,523.67        12,375.00         -2,148.67
           (Equity)
46762977   Omaha Public Power District           87,700        769,316.50       657,750.00       -111,566.50
           Retirement Plan
46865560   Paulsen Development Construction Inc.    350          2,418.11         2,625.00            206.89
           401K (Equity)
46866079   Reilly, Petersen & Hannan, P.L.C.      1,200         10,685.34         9,000.00         -1,685.34
           P/S-Equity Account
47066831   Plamdealer Publishing Co., Inc. 401K     800          6,841.35         6,000.00           -841.35
           R/P
47369022   Reinke Mfg Co., Inc. Employee P/S      3,000         25,703.18        22,500.00         -3,203.18
47369055   Reinke Mfg Co. Inc. Employer P/S       1,300         10,752.46         9,750.00         -1,002.46
47789004   Schluter, Judith H.                    1,300          8,556.50         9,750.00          1,193.50
48096144   Danko Emergency Equipment P/S Equity   2,100         18,365.51        15,750.00         -2,615.51
           Account
48096200   Smeal Fire Apparatus P/S Equity        4,300         39,454.94        32,250.00         -7,204.94
           Account
48096262   Smeal Manufacturing Company P/S        1,050         10,313.04         7,875.00         -2,438.04
           Equity Account
48677034   Milbourn, Fehringer, Kessler & Peetz  1,300         11,434.07         9,750.00         -1,684.07
           P.C. 401K P/S & Trust
49385510   Wintz Funeral Home Inc. P/S Plan         650          5,659.04         4,875.00           -784.04
50619607   Bellevue University Ada & James        1,600         13,960.00        12,000.00         -1,960.00
           Redding Endowed Business Chair
50717721   Bishop Clarkson Memorial Foundation I 42,000        353,890.00       315,000.00        -38,890.00
           Equity
50717735   Bishop Clarkson Memorial Foundation    1,600         14,320.00        12,000.00         -2,320.00
           Scholarship Fund / Equity
50818273   Borchert, Marshall & Jennie            1,000          8,256.97         7,500.00           -756.97
51220744   Central States Health & Life of Omaha 42,500        342,417.50       318,750.00        -23,667.50
51315285   Grand Island Police Officers P/P       1,400         12,704.69        10,500.00         -2,204.69
51315290   Grand Island FireFighters P/P Equity   6,200         56,416.68        46,500.00         -9,916.68
51320096   KPM FUNDS, Inc. Equity Portfolio      74,900        589,636.00       561,750.00        -27,886.00
51320994   Childrens Hospital Foundation         17,900        146,157.00       134,250.00        -11,907.00

                         KPM INVESTMENT MANAGEMENT, INC.
                            SECURITY CROSS REFERENCE
                                DECEMBER 31, 1996

Security:      tbcc (TBC Corporation)
PRICE:  7.500

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------

   51519701  Creighton Prep Endowment Fund/       8,000        67,866.71         60,000.00        -7,866.71
             Equity
   51523232  Custer Public Power District Money   4,000        38,374.53         30,000.00        -8,374.53
             Purchase P/P
   51724546  Devita Family Trust                  1,600        11,072.39         12,000.00           927.61
   51925173  Dolce, Mary Revocable Trust            750         5,948.66          5,625.00          -323.66
   51925187  Dolce, John Revocable Trust            750         5,948.67          5,625.00          -323.67
   53834623  Geneva Tube Inc.                     3,000        16,760.08         22,500.00         5,739.92
   54338689  Hetzler, William Tr                  3,000        19,225.77         22,500.00         3,274.23
   54339009  Hill, William R.                       200         1,387.94          1,500.00           112.06
   54489579  Jacobsen, Thomas                     1,000         7,159.30          7,500.00           340.70
   54543901  Insurance Consultants Inc.           2,000        13,892.50         15,000.00         1,107.50
   54646353  Jacobsen, Peter L. & Ellen G. Trust    500         3,599.45          3,750.00           150.55
   54721700  KPM Equity Partners LP              27,150       188,905.00        203,625.00        14,720.00
   54948690  Katelman, Lorrie Farris Trust          500         2,884.22          3,750.00           865.78
   55018120  Klein, John Trust                      600         4,741.40          4,500.00          -241.40
   55552649  Loseke, Lavonne                      2,700        19,330.79         20,250.00           919.21
   55652998  Lutheran Family Services Foundation  1,000         8,685.49          7,500.00        -1,185.49
             Equity
   56019915  Mueller-Schluter LP                 12,200        90,358.50         91,500.00         1,141.50
   56257138  Muilenburg, Conrad D.                1,200         8,097.41          9,000.00           902.59
   56331992  Farmers Mutual United Insurance        475         4,716.35          3,562.50        -1,153.85
             Company
   56357944  NE Farmers Mutual Reinsurance
             Association                            475         4,716.35          3,562.50        -1,153.85
   56357977  Nebraska Investment Council -      108,500     1,021,345.00        813,750.00      -207,595.00
             Fund B Small Cap
   56459018  Notre Dame Sisters Endowment Equity  1,700        15,720.50         12,750.00        -2,970.50
   56662147  Olsen, Cheryl K. Revocable Trust     1,000         6,862.50          7,500.00           637.50
   56662468  O,Neal, T. Keith                     2,800        19,848.66         21,000.00         1,151.34
   56865734  Peck, John M.                        2,000        13,686.87         15,000.00         1,313.13
   56872876  Petter, Thelma L.                      150         1,406.02          1,125.00          -281.02
   57167410  Prebula, Alvin & Stephanie           1,700        12,025.90         12,750.00           724.10
   57871946  Schiuter, Fredric E., Jr.              800         5,459.30          6,000.00           540.70
   57871951  Scbelkopf, Stanley & Donna           1,500        10,274.68         11,250.00           975.32
   57871965  Schluter, F. E., Jr. Partners Acct 2   900         6,141.40          6,750.00           608.60
   57952513  Shenandoah Memorial Hospital         3,600        31,209.69         27,000.00        -4,209.69
   58072449  Seno A Partnership FBO: James C      1,600        10,957.12         12,000.00         1,042.88
             Ransom
   58072454  Seno A Pattnership FBO. Ransom         600         4,128.46          4,500.00           371.54
             Generation Skipping Trust
   58777207  Theilen, Robert W.                   2,200        13,975.36         16,500.00         2,524.64
   58880493  United of Omaha Common Stock       182,500     1,692,749.50      1,368,750.00      -323,999.50
             Portfolio

                         KPM INVESTMENT MANAGEMENT, INC.
                            SECURITY CROSS REFERENCE
                                DECEMBER 31, 1996

Security:      tbcc (TBC Corporation)
PRICE:  7.500

PORTFOLIO                                                         TOTAL            MARKET        UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE         GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------     -----------
58880501   United Value Equity Fund              220,000      1,919,000.00     1,650,000.00     -269,000.00
58980497   University of Nebraska Foundation       1,250         10,803.78         9,375.00       -1,428.78
59268105   Hestmark, Virginia W. Trust             2,500         17,723.06        18,750.00        1,026.94
59606097   YWCA Endowment Equity                     500          4,648.40         3,750.00         -898.40
59688168   Youngstrom, Warren & Jacqueline         4,000         28,274.88        30,000.00        1,725.12
59688192   YSB FBO: Inness, George J. Revocable      600          5,567.49         4,500.00       -1,067.49
           Trust
59688210   YSB FBO: Kennedy, L.C. Marital Trust    1,000          6,869.07         7,500.00          630.93
7764       KPTC: Scottsbluff Police Officers       4,500         40,335.63        33,750.00       -6,585.63
           Pension Plan
7769       KPTC: Scottsbluff FireFighters Pension  2,300         19,406.63        17,250.00       -2,156.63
           Plan
9524       KP Trust FBO: Wood.Jane R.                500          3,420.50         3,750.00          329.50
                                               ---------     -------------     ------------   -------------
                                               1,283,400     11,272,203.27     9,625,500.00   -1,646,703.27
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